Exhibit 99.1

Egan-Jones Joins Other Leading Proxy Advisory Firms ISS and Glass Lewis in Recommending That
Caesarstone’s Shareholders Vote “FOR” Caesarstone’s Entire Slate of Director Nominees and “AGAINST”
the Kibbutz’s Nominees on the WHITE Proxy Card

All Three Leading Independent Proxy Advisory Firms Now Recommend That Shareholders Vote “FOR” ALL of
Caesarstone’s Nominees and “AGAINST” the Kibbutz’s Opposition Nominees

NOVEMBER 23, 2015, MP MENASHE, Israel — (BUSINESS WIRE) — Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (“Caesarstone” or the “Company”) today announced that Egan-Jones Proxy Services (“Egan-Jones”), a leading independent proxy advisory firm, recommended to its clients that shareholders vote “FOR” ALL of Caesarstone’s director nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi – and “AGAINST” the director nominees of Kibbutz Sdot-Yam (the “Kibbutz”) – Amnon Dick and Yitzhak (Itzick) Sharir – on the WHITE proxy card. The Egan-Jones recommendation follows the recommendations issued previously by Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass-Lewis”), both of which also recommended that Caesarstone shareholders vote the WHITE proxy card supporting the Company’s director nominees and rejecting the Kibbutz’s director nominees. Egan-Jones is a leading independent proxy advisory firm whose clients include institutional investors, mutual funds, pension funds and other fiduciaries.

In concluding that it would be “in the best interest of the Company and shareholders” that shareholders vote “FOR” the Company’s slate and “AGAINST” that of the Kibbutz, Egan-Jones echoed ISS and Glass Lewis and stated the following in its November 23, 2015 report: [1]

•	“The dissident shareholders have not offered a comprehensive or compelling strategic plan that will maximize shareholder value.”
•	“We are not convinced that the dissident shareholders’ nominees would make a positive impact upon the board, given their level of industry experience and public company experience.”
•	“The Company has a commitment to strong corporate governance practices….”

Additionally, Egan-Jones emphasized “the risk that the dissidents could disrupt the ongoing efforts of management toward the implementation of its strategic plan,” and underscored that the Kibbutz’s proxy contest may be contributing to the Company’s lower share price.

The Company is very pleased that all three leading independent proxy advisory firms, ISS, Glass Lewis and Egan-Jones, have now carefully reviewed the voting alternatives and issued unanimous and unequivocal recommendations that shareholders vote “FOR” all of Caesarstone’s nominees and “AGAINST” the Kibbutz’s nominees on the WHITE proxy card.

Caesarstone shareholders are reminded that their vote is extremely important, no matter how many or how few shares they own. All shareholders of record as of November 3, 2015 are entitled to vote at the 2015 annual general meeting of shareholders. Caesarstone urges shareholders to follow the recommendations of ISS, Glass Lewis and Egan-Jones and to vote “FOR” ALL of Caesarstone’s director nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi – and “AGAINST” the Kibbutz’s director nominees – Amnon Dick and Yitzhak (Itzick) Sharir – on the WHITE proxy card today.

If shareholders have questions or need assistance in voting their shares for the upcoming annual general meeting, they may contact Morrow & Co., Caesarstone’s proxy solicitor. Morrow & Co. can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.

[1] Permission to use the above quotations has been neither sought nor obtained.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products — Classico, Supremo, Motivo and Concetto — are available in 55 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of the Company’s key existing markets; actions by the Company’s competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of the Company’s expansion efforts in the United States; the outcome of silicosis claims and the claim by the Company’s former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if the Company’s suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contacts

ICR, Inc.
James Palczynski, +1-203-682-8229
Partner